Filed by InterPrivate II Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate II Acquisition Corp.

Commission File No. 001-40152

Date: May 11, 2022

Our journey to going public begins today.

Listing as a public company will accelerate our mission to empower people to carshare everywhere

Today marks a major and exciting milestone for Getaround as we embark on a journey to become a public company! This landmark event is expected to provide us with the capital to fuel Getaround’s growth, enabling us to continue to innovate and strengthen our position in this dynamic, burgeoning space. As a publicly traded company, it also means that each of you — indeed, anyone — can become an owner of Getaround.

I am so proud of the Getaround team and everything we’ve built to reach this point. We have built a great business — across 950+ cities and 8 countries, with more than 66,000 active cars and trucks. Not only does our global and digital carsharing marketplace offer environmental benefits by helping take cars off the road and reducing greenhouse gas emissions, we also do good for individuals and communities through positive socioeconomic impact, particularly for those with lower incomes.

Like many high growth companies before us, Getaround will become publicly traded through a transformative transaction, in our case a merger with InterPrivate II Acquisition Corp. (NYSE: IPVA). We expect that once the merger is complete, Getaround will list on the New York Stock Exchange under the “GETR” ticker symbol. Please visit our Investor Relations page if you’d like to learn more.

For this process, we selected the InterPrivate team as our partners. They have been exceptional guides who helped us achieve this milestone and we are fortunate to have them as a partner.

When we launched Getaround over 10 years ago, car ownership was unsustainable. Today, car ownership is still unsustainable. Cars spend 95% of their lives parked, equating to 30 billion car hours wasted daily! By going public, we are recommitting to lead the transformation to digital carsharing, which will make sharing a car truly as convenient as owning one.

To our hosts and guests: Thank you for your support, which has enabled Getaround to take this important step that will accelerate connecting safe, convenient and affordable cars and trucks with people who need them. We hope you are as enthusiastic about this news as we are.

Our largest per-car incentive offer ever!

In support of our host community, we’re also offering our largest per-car incentive ever — with thousands of dollars in guaranteed earnings available for eligible cars to help more consumers and entrepreneurial-minded hosts like you take advantage of carsharing. Learn more, share and earn by visiting go.getaround.com/earn.

It’s been an amazing journey so far and even though it’s been more than a decade since we founded Getaround, the transaction we’re announcing today makes it feel like — in many ways — we’re just getting started.

We have a lot of work ahead of us. But I know we’re ready and excited for the road ahead.

-Sam

Additional Information and Where to Find It

This communication relates to the proposed transaction between Getaround and InterPrivate, but does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. InterPrivate intends to file with the SEC a registration statement on Form S-4 relating to the proposed transaction that will include a proxy statement of InterPrivate and a prospectus of InterPrivate. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all InterPrivate stockholders as of a record date to be established for voting on the proposed transaction. InterPrivate also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about InterPrivate, Getaround and the proposed transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the proposed transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. To the extent that such persons’ holdings of InterPrivate’s securities have changed since the amounts disclosed in InterPrivate’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the proposed transaction of InterPrivate’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Getaround and InterPrivate, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufficiency of the net proceeds of the proposed transaction to fund Getaround’s operations and business plan and Getaround’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the risk that the proposed transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Getaround’s business relationships, performance, and business generally, (vii) risks that the pendency or consummation of the proposed transaction disrupts current plans and operations of Getaround, (viii) the outcome of any legal proceedings that may be instituted against Getaround, InterPrivate or others related to the business combination agreement or the proposed transaction, (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the proposed transaction, (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction (including the ability of Getaround to achieve adjusted EBITDA breakeven), gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities, (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates, (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so, (xiv) the risk that Getaround may never achieve or sustain profitability, (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the ability to maintain strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps, (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings, (xx) the risk that Getaround is unable to secure or protect its intellectual property, (xxi) the effects of COVID-19 or other public health crises on Getaround’s business and results of operations, the travel and transportation industries, travel and transportation trends, and the global economy generally, and (xxii) costs related to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K,

Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate gives any assurance that either Getaround or InterPrivate will achieve its expectations.

Technology

Car-Sharing Startup Getaround Nears lnterPrivate SPAC Merger

•	Combined company’s equity to be $1.2 billion if no redemptions

•	Getaround to trade on New York Stock Exchange as ‘GETR’

By Gillian Tan

May 10, 2022, 4:45 PM PDT

Getaround, a car-sharing marketplace that functions as an Airbnb for vehicles, has agreed to go public through a merger with InterPrivate II Acquisition Corp:., a special purpose acquisition company, according to people with knowledge of the matter.

A transaction that gives the combined company an equity value of about $1.2 billion, if there are no redemptions, may be unveiled as soon as Wednesday, said the people, who requested anonymity.

Getaround founder and Chief Executive Officer Sam Zaid will lead the company, which is set to trade on the New York Stock Exchange with the ‘GETR’ ticker, the people said. Getaround investors including SoftBank Vision Fund, Menlo Ventures, Reinvent Capital, and actor Ashton Kutcher are poised to remain owners of the combined entity.

Representatives for San Francisco-based Getaround and InterPrivate II declined to comment.

InterPrivate II, led by Chairman and CEO Ahmed Fattouh and executive vice presidents Brian Pham and Alan Pinto, raised about $259 million in a March 2021 initial public offering. The first InterPrivate SPAC merged with Aeva Technologies Inc., a laser-sensor startup founded by two ex-Apple Inc. engineers.

Read more: Car-Sharing Startups Emerge From Pandemic With New Lease on Life

Founded in 2009 and launched in 2011, Getaround operates in eight countries including the US, UK, France and Germany. The company, which asserts non-shared cars are idle 22 hours per day, has said it aims to reduce the number of vehicles on the road, which may limit carbon emissions and overall congestion.

Its rival Turo Inc., backed by IAC/InterActiveCorp. among others, in January filed for an IPO.

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Additional Information and Where to Find It

This communication relates to the proposed transaction between Getaround and InterPrivate, but does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. InterPrivate intends to file with the SEC a registration statement on Form S-4 relating to the proposed transaction that will include a proxy statement of InterPrivate and a prospectus of InterPrivate. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all InterPrivate stockholders as of a record date to be established for voting on the proposed transaction. InterPrivate also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about InterPrivate, Getaround and the proposed transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the proposed transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. To the extent that such persons’ holdings of InterPrivate’s securities have changed since the amounts disclosed in InterPrivate’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the proposed transaction of InterPrivate’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Getaround and InterPrivate, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufficiency of the net proceeds of the proposed transaction to fund Getaround’s operations and business plan and Getaround’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the risk that the proposed transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Getaround’s business relationships, performance, and business generally, (vii) risks that the pendency or consummation of the proposed transaction disrupts current plans and operations of Getaround, (viii) the outcome of any legal proceedings that may be instituted against Getaround, InterPrivate or others related to the business combination agreement or the proposed transaction, (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the proposed transaction, (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction (including the ability of Getaround to achieve adjusted EBITDA breakeven), gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities, (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates, (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so, (xiv) the risk that Getaround may never achieve or sustain profitability, (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the ability to maintain strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps, (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings, (xx) the risk that Getaround is unable to secure or protect its intellectual property, (xxi) the effects of COVID-19 or other public health crises on Getaround’s business and results of operations, the travel and transportation industries, travel and transportation trends, and the global economy generally, and (xxii) costs related to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K,

Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate gives any assurance that either Getaround or InterPrivate will achieve its expectations.

Getaround Social Media Posts on 5/11/22

Twitter (6:34AM PT)

We’re excited to announce that Getaround is on its way to becoming a public company! We’ve agreed to merge with InterPrivate II Acquisition Corp. and, at closing, expect to be listed on the NY Stock Exchange under GETR. Read the blog post here:

http://blog. getaround.com/our-journey-to-going-public-begins-today/

Facebook (7:49AM PT)

We’re excited to announce that Getaround is on its way to becoming a public company! We’ve agreed to merge with InterPrivate II Acquisition Corp. and, at closing, expect to be listed on the NY Stock Exchange under GETR. We are fueling up to grow our digital carsharing market place–it’s going to be an amazing ride. Read the blog post here:

http://blog. getaround.com/our-journey-to-going-public-begins-today/

Instagram (6:34AM PT)

We’re excited to announce that Getaround is on its way to becoming a public company! We’ve agreed to merge with InterPrivate II Acquisition Corp. and, atclosing, expect to be listed on the NY Stock Exchange under GETR. Blog post link in bio #carsharing #carstagram #mobility #transportation

LinkedIn (6:34AM PT)

We’re excited to announce that Getaround is on its way to becoming a public company! We’ve agreed to merge with InterPrivate II Acquisition Corp. and, at closing, expect to be listed on the NY Stock Exchange under GETR. We are fueling up to grow our digital carsharing marketplace –it’s going to be an amazing ride. Read the blog post here:

http://blog. getaround.com/our-journey-to-going-public-begins-today/

Additional Information and Where to Find It

This communication relates to the proposed transaction between Getaround and InterPrivate, but does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. InterPrivate intends to file with the SEC a registration statement on Form S-4 relating to the proposed transaction that will include a proxy statement of InterPrivate and a prospectus of InterPrivate. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all InterPrivate stockholders as of a record date to be established for voting on the proposed transaction. InterPrivate also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and securities holders of InterPrivate are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about InterPrivate, Getaround and the proposed transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/ or by written request to InterPrivate at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the proposed transaction. Information about InterPrivate’s directors and executive officers and their ownership of InterPrivate’s securities is set forth in InterPrivate’s filings with the SEC, including InterPrivate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022. To the extent that such persons’ holdings of InterPrivate’s securities have changed since the amounts disclosed in InterPrivate’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the proposed transaction of InterPrivate’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Getaround and InterPrivate, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the services offered by Getaround and the markets in which it operates, the expected total addressable market for the services offered by Getaround, the sufficiency of the net proceeds of the proposed transaction to fund Getaround’s operations and business plan and Getaround’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the risk that the proposed transaction may not be completed by InterPrivate’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of InterPrivate and Getaround, the satisfaction of the minimum trust account amount following redemptions by InterPrivate’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Getaround’s business relationships, performance, and business generally, (vii) risks that the pendency or consummation of the proposed transaction disrupts current plans and operations of Getaround, (viii) the outcome of any legal proceedings that may be instituted against Getaround, InterPrivate or others related to the business combination agreement or the proposed transaction, (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the proposed transaction, (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction (including the ability of Getaround to achieve adjusted EBITDA breakeven), gauge and adapt to industry trends and changing host, guest and consumer preferences, and identify and realize additional opportunities, (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates, (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so, (xiv) the risk that Getaround may never achieve or sustain profitability, (xv) the risk that Getaround will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the ability to maintain strategic partnerships, including integrations and collaborations with original equipment manufacturers and ride hailing apps, (xix) the risk of product liability or regulatory lawsuits or proceedings relating to Getaround’s products and offerings, (xx) the risk that Getaround is unable to secure or protect its intellectual property, (xxi) the effects of COVID-19 or other public health crises on Getaround’s business and results of operations, the travel and transportation industries, travel and transportation trends, and the global economy generally, and (xxii) costs related to the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate’s Annual Report on Form 10-K,

Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by InterPrivate from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate gives any assurance that either Getaround or InterPrivate will achieve its expectations.